November 10, 2021

VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Eric Atallah, Daniel Gordon, Abby Adams and Laura Crotty

Re:	bleuacacia ltd
Amendment No. 3 to Registration Statement on Form S-1
Filed October 29, 2021
File No. 333-257240

Ladies and Gentlemen:

bleuacacia ltd (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 9, 2021, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 which was filed on October 29, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”). The changes reflected in Amendment No. 4 include those made in response to the Staff’s comments.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to note that you will be a controlled company under Nasdaq rules and, as a result, may elect not to comply with certain corporate governance requirements.

In response to the Staff’s comment the Company has revised the disclosure on the cover page of Amendment No. 4.

Risk Factors
Risks Related to Our Securities, page 62

2.
In the exclusive forum risk factor related to the warrants and rights, on page 69, you carve out the Securities Act and Exchange Act, stating, “Notwithstanding the foregoing, these provisions of the public and private warrant agreements and rights agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.”  Paragraph 7.3 of the Rights Agreement, however, does not carve out the Securities Act from the exclusive forum provision.  Please reconcile.

In response to the Staff’s comment the Company has revised Paragraph 7.3 of the Rights Agreement. The revised Rights Agreement is filed as Exhibit 4.7 to Amendment No. 4.

Dilution, page 90

3.
We note you have revised the table on page 90 which shows the calculation of pro forma net tangible book value per share after the offering, to remove the column taking into account the over-allotment. Please explain in your response why this column was removed or reinstate this disclosure.

In response to the Staff’s comment the Company has reinstated this disclosure on page 90 of Amendment No. 4.

We thank the Staff for its review of the foregoing and Amendment No. 4. If you have further questions or comments, please feel free to contact me at 212-284-4926 or Valerie.Jacob@Freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob, Esq. of Freshfields Bruckhaus Deringer US LLP

cc:	bleuacacia ltd Jide Zeitlin Lew Frankfort Charles McGuigan Thomas Northover

cc:	Freshfields Bruckhaus Deringer US LLP Michael Levitt, Esq. Jeremy Bar, Esq.

Ropes & Gray LLP Paul Tropp, Esq. Aditya Khanna